UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FUND.COM INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

360769301
(CUSIP Number)

B.E. Capital Management Fund LP
Thomas Braziel, Managing Partner
205 East 42nd St, 14th Floor
New York, NY 10017
646-604-9635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7th, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d -1(e), 240.13d -1(f), or 240.13d -1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 360769301

(1)	NAMES OF REPORTING PERSONS

B. E. Capital Management LP
B. E. Capital Partners LLC
Thomas Braziel David Earls
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

B. E. Capital Management LP is a Delaware limited partnership
B. E. Capital Partners LLC is a Delaware limited liability company
Thomas Braziel is a United States citizen David Earls is a United States citizen
	(7)	SOLE VOTING POWER

B.E. Capital Management LP - 0 shares
B.E. Capital Partners LLC - 0 shares
Thomas Braziel - 0 shares
David Earls - 0 shares
	(8)	SHARED VOTING POWER

B.E. Capital Management LP - 173,681 shares
NUMBER OF SHARES		B.E. Capital Partners LLC - 173,681 shares
BENEFICIALLY		Thomas Braziel - 173,681 shares
OWNED BY EACH		David Earls - 173,681 shares
REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER
WITH
B.E. Capital Management LP - 0 shares
B.E. Capital Partners LLC - 0 shares
Thomas Braziel - 0 shares
David Earls - 0 shares
	(10)	SHARED DISPOSITIVE POWER

B.E. Capital Management LP - 173,681 shares
B.E. Capital Partners LLC - 173,681 shares
Thomas Braziel - 173,681 shares
David Earls - 173,681 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

B. E. Capital Management LP - 173,681 shares
B. E. Capital Partners LLC - 173,681 shares
Thomas Braziel - 173,681 shares David Earls - 173,681 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

B. E. Capital Management LP - 20.03%*
B. E. Capital Partners LLC - 20.03%*
Thomas Braziel - 20.03%* David Earls - 20.03%*
(14)	TYPE OF REPORTING PERSON (see instructions)

B. E. Capital Management LP - PN
B. E. Capital Partners LLC - OO
Thomas Braziel - IN David Earls - IN

*	Based on outstanding shares reported in the issuer’s 10-Q filed with the SEC for the period ended March 21, 2010 and the reverse split ratio reported in the issuer’s September 27, 2010 8-K.

SCHEDULE 13D

Item 1.           Security and Issuer

The class of equity security to which this statement relates is the common stock (the "Common Stock"), par value $.01 per share ("Share"), of Fund.com Inc, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 767 Third Avenue, 25th Floor, New York, New York 10017

Item 2.           Identity and Background

(a) The names of the persons filing this statement are B.E. Capital Management LP, B.E. Capital Partners LLC, Thomas Braziel, and David Earls. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 205 East 42nd St, 14th Floor, New York, NY 10017.

(c) The principal business of B.E. Capital Partners LLC is serving as general partner to a private investment partnership. The principal business of B.E. Capital Management LP is Investment Management. Mr. Braziel's principal occupations is Investment Professional. Mr. Earls' principal occupations is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) B.E. Capital Partners LLC is a Delaware limited liability company. B.E. Capital Management Fund LP is a Delaware Limited Partnership. Mr. Braziel is a United States citizen. Mr. Earls is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases by (i) a private investment partnership, B.E. Capital Management Fund LP, a Delaware limited partnership, of which B.E. Capital Partners LLC is the sole General Partner and B.E. Capital Management LLC is the Investment Manager. Mr. Braziel and Mr. Earls are Managing Partners of B.E. Capital Management LLC.

The source of such funds was the working capital of the private investment partnership and private investment company.

Item 4.           Purpose of Transaction

The Shares were acquired for investment purposes. From time to time and subject to the Reporting Persons agreement described in Item 6, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation,

(i) to hold the Shares as a passive investor or as an active investor (including as a member of a group with other beneficial owners of the Issuer's securities),

(ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise,

(iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board),

(iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4.

The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) and (b) 173,681 shares, representing approximately 20.03% of the outstanding shares of the Issuer, are held by B.E. Capital Management Fund LP. B.E. Capital Partners LLC is the General Partner of B.E. Capital Management Fund LP. B.E. Capital Management LLC is the Investment Manager of B.E. Capital Management Fund LP. Mr. Braziel and Mr. Earls are the Managing Members of each of B.E. Capital Partners LLC and B.E. Capital Management LLC and in such capacity has the power to vote and dispose of such Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7th, 2016

By: /s/ Thomas Braziel
Managing Partner of B.E. Capital Management Fund LP

By: /s/ David Earls
Managing Partner of B.E. Capital Management Fund LP